Carolina Financial Corporation

288 Meeting Street

Charleston, South Carolina 29401

January 3, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Livingston, Staff Attorney

Re:	Carolina Financial Corporation (the “Company”)
Registration Statement on Form S-3 (File No. 333-215312)
Filed December 23, 2016
Pre-Effective Amendment No. 1 Filed January 3, 2017

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (SEC File No. 333-215312) to 4:30 p.m., Eastern Time, on Thursday, January 5, 2017, or as soon thereafter as practicable, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact B.T. Atkinson of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, at (704) 417-3039 or bt.atkinson@nelsonmullins.com with any questions or concerns.

Very truly yours,

Carolina Financial Corporation

/s/ William A. Gehman, III
William A. Gehman, III
Chief Financial Officer